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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Criticare Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    226901106
                                 (CUSIP Number)


                                Jeffrey T. Barnes
                           Oxford Bioscience Partners
                           31 St. James Ave., Ste. 905
                                Boston, MA 02116
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 17, 2000
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D
CUSIP No. 226901106                                                    2 of 19

     1. Names Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          Oxford  Bioscience Partners III LP; Tax Id No. 04-3480313


     2.   Check The  Appropriate  Box If A Member Of A Group (See  Instructions)
          (a) [ ]
          (b) [X]

     3.   SEC Use Only


     4.   Source Of Funds (See Instructions)

          WC

     5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]


     6.   Citizenship Or Place Of Organization

          Delaware

                  7.  Sole Voting Power

Number Of         0 shares
Shares
Beneficially      8.  Shared Voting Power
Owned By
Each              1,547,529 shares
Reporting
Person            9.  Sole Dispositive Power
With
                  0 shares

                  10.  Shared Dispositive Power

                  1,547,529 shares

     11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          1,547,529 shares

     12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

          [X]

     13.  Percent Of Class Represented By Amount In Row (11)

          14.4%

     14.  Type Of Reporting Person (See Instructions)

          PN

                                  Schedule 13D
CUSIP No. 226901106                                                    3 of 19


     1. Names Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          Oxford Bioscience Partners (Bermuda ) III Limited Partnership; Tax Id No 98-0212888


     2.   Check The Appropriate Box If A Member Of A Group (See Instructions)

          (a)  [ ]
          (b)  [X]

     3.   SEC Use Only


     4.   Source Of Funds (See Instructions)

          WC

     5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]


     6.   Citizenship Or Place Of Organization

          Bermuda

                  7.  Sole Voting Power

Number Of         0 Shares
Shares
Beneficially      8.  Shared Voting Power
Owned By
Each              220,555 Shares
Reporting
Person            9.  Sole Dispositive Power
With
                  0 Shares

                  10.  Shared Dispositive Power

                  220,555 Shares

     11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          220,555 shares

     12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

          [X]

     13.  Percent Of Class Represented By Amount In Row (11)

          2.0%

     14.  Type Of Reporting Person (See Instructions)

          PN

                                  Schedule 13D
CUSIP No. 226901106                                                    4 of 19




     1. Names Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          mRNA Fund L.P.; Tax Id No. 04-3525525


     2.   Check The Appropriate Box If A Member Of A Group (See Instructions)

          (a)  [ ]
          (b)  [X]

     3.   SEC Use Only


     4.   Source Of Funds (See Instructions)

          WC

     5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)[ ]


     6.   Citizenship Or Place Of Organization

          Delaware

                  7.  Sole Voting Power

Number Of         0 Shares
Shares
Beneficially      8.  Shared Voting Power
Owned By
Each              18,189 Shares
Reporting
Person            9.  Sole Dispositive Power
With
                  0 Shares

                  10.  Shared Dispositive Power

                  18,189 Shares


     11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          18,189 shares

     12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

          [X]

     13.  Percent Of Class Represented By Amount In Row (11)

          0.2%

     14.  Type Of Reporting Person (See Instructions)

          PN

                                  Schedule 13D
CUSIP No. 226901106                                                    5 of 19


     1. Names Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          OBP Management III LP; Tax Id No. 04-3480305


     2.   Check The Appropriate Box If A Member Of A Group (See Instructions)

          (a)  [ ]
          (b)  [X]

     3.   SEC Use Only


     4.   Source Of Funds (See Instructions)

          WC

     5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)[ ]


     6.   Citizenship Or Place Of Organization

          Delaware

                  7.  Sole Voting Power

Number Of         0 shares
Shares
Beneficially      8.  Shared Voting Power
Owned By
Each              1,547,529 shares
Reporting
Person            9.  Sole Dispositive Power
With
                  0 shares

                  10.  Shared Dispositive Power

                  1,547,529 shares


     11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          1,547,529 shares

     12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

          [X]

     13.  Percent Of Class Represented By Amount In Row (11)

          14.4%

     14.  Type Of Reporting Person (See Instructions)

           PN

                                  Schedule 13D
CUSIP No. 226901106                                                    6 of 19




     1. Names Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          OBP Management (Bermuda) III Limited Partnership;
          Tax Id No. 98-0212887


     2.   Check The Appropriate Box If A Member Of A Group (See Instructions)

          (a)  [ ]
          (b)  [X]

     3.   SEC Use Only


     4.   Source Of Funds (See Instructions)

          WC

     5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]


     6.   Citizenship Or Place Of Organization

          Bermuda

                  7.  Sole Voting Power

Number Of         0 Shares
Shares
Beneficially      8.  Shared Voting Power
Owned By
Each              220,555 Shares
Reporting
Person            9.  Sole Dispositive Power
With
                  0 Shares

                  10.  Shared Dispositive Power

                  220,555 Shares


     11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          220,555 shares

     12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

          [X]

     13.  Percent Of Class Represented By Amount In Row (11)

          2.0%

     14.  Type Of Reporting Person (See Instructions)

          PN

                                  Schedule 13D
CUSIP No. 226901106                                                    7 of 19



     1. Names Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          mRNA Partners L.P. ; Tax Id No. 04-3525524


     2.   Check The Appropriate Box If A Member Of A Group (See Instructions)

          (a)  [ ]
          (b)  [X]

     3.   SEC Use Only


     4.   Source Of Funds (See Instructions)

          WC

     5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]


     6.   Citizenship Or Place Of Organization

          Delaware

                  7.  Sole Voting Power

Number Of         0 Shares
Shares
Beneficially      8.  Shared Voting Power
Owned By
Each              18,189 Shares
Reporting
Person            9.  Sole Dispositive Power
With
                  0 Shares

                  10.  Shared Dispositive Power

                  18,189 Shares


     11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          18,189 shares

     12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

          [X]

     13.  Percent Of Class Represented By Amount In Row (11)

          0.2%

     14.  Type Of Reporting Person (See Instructions)

          PN

                                  Schedule 13D
CUSIP No. 226901106                                                    8 of 19



     1. Names Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          Jeffrey T. Barnes


     2.   Check The Appropriate Box If A Member Of A Group (See Instructions)

          (a)  [ ]
          (b)  [X]

     3.   SEC Use Only


     4.   Source Of Funds (See Instructions)

          PF, WC

     5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]


     6.   Citizenship Or Place Of Organization

          United States

                  7.  Sole Voting Power

Number Of         1,000 shares
Shares
Beneficially      8.  Shared Voting Power
Owned By
Each              1,768,084 shares
Reporting
Person            9.  Sole Dispositive Power
With
                  1,000 shares

                  10.  Shared Dispositive Power

                  1,768,084 shares

     11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          1,769,084 shares

     12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

          [X]

     13.  Percent Of Class Represented By Amount In Row (11)

          16.4%

     14.  Type Of Reporting Person (See Instructions)

          IN

                                  Schedule 13D
CUSIP No. 226901106                                                    9 of 19



     1. Names Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          Jonathan J. Fleming


     2.   Check The Appropriate Box If A Member Of A Group (See Instructions)

          (a)  [ ]
          (b)  [X]

     3.   SEC Use Only


     4.   Source Of Funds (See Instructions)

          WC

     5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]


     6.   Citizenship Or Place Of Organization

          United States

                  7.  Sole Voting Power

Number Of         0 Shares
Shares
Beneficially      8.  Shared Voting Power
Owned By
Each              1,786,273 shares
Reporting
Person            9.  Sole Dispositive Power
With
                  0 Shares

                  10.  Shared Dispositive Power

                  1,786,273 shares


     11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          1,786,273 shares

     12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

          [ ]

     13.  Percent Of Class Represented By Amount In Row (11)

          16.6%

     14.  Type Of Reporting Person (See Instructions)

          IN

                                  Schedule 13D
CUSIP No. 226901106                                                    10 of 19




     1. Names Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          Michael J. Brennan


     2.   Check The Appropriate Box If A Member Of A Group (See Instructions)

          (a)  [ ]
          (b)  [X]

     3.   SEC Use Only


     4.   Source Of Funds (See Instructions)

          WC

     5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]


     6.   Citizenship Or Place Of Organization

          United States

                  7.  Sole Voting Power

Number Of         0 Shares
Shares
Beneficially      8.  Shared Voting Power
Owned By
Each              1,768,084 shares
Reporting
Person            9.  Sole Dispositive Power
With
                  0 Shares

                  10.  Shared Dispositive Power

                  1,768,084 shares


     11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          1,768,084 shares

     12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

          [X]

     13.  Percent Of Class Represented By Amount In Row (11)

          16.4%

     14.  Type Of Reporting Person (See Instructions)

          IN

                                  Schedule 13D
CUSIP No. 226901106                                                    11 of 19




     1. Names Of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          Alan G. Walton


     2.   Check The Appropriate Box If A Member Of A Group (See Instructions)

          (a)  [ ]
          (b)  [X]

     3.   SEC Use Only


     4.   Source Of Funds (See Instructions)

          WC

     5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) [ ]


     6.   Citizenship Or Place Of Organization

          United States

                  7.  Sole Voting Power

Number Of         0 Shares
Shares
Beneficially      8.  Shared Voting Power
Owned By
Each              1,786,273 shares
Reporting
Person            9.  Sole Dispositive Power
With
                  0 Shares

                  10.  Shared Dispositive Power

                  1,786,273 shares


     11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          1,786,273 shares

     12. Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

          [ ]

     13.  Percent Of Class Represented By Amount In Row (11)

          16.6%

     14.  Type Of Reporting Person (See Instructions)

          IN

                                  Schedule 13D
CUSIP No. 226901106                                                    12 of 19


Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is Common Stock, $0.04 par value ("Common Stock"), of Criticare Systems, Inc., a Delaware corporation ("Criticare"), with principal executive offices at 20925 Crossroads Circle, Waukesha, WI 53186.

Item 2.  Identify and Background.

         The persons filing this statement are Oxford Bioscience Partners III LP, a Delaware limited partnership ("OBP Partners"), OBP Management III LP, a Delaware limited partnership ("OBP Management"), Oxford Bioscience Partners (Bermuda) III Limited Partnership, a Bermuda limited partnership ("OBP Partners-Bermuda"), OBP Management (Bermuda) III Limited Partnership, a Bermuda limited partnership ("OBP Bermuda Management"), mRNA Fund L.P. , a Delaware limited partnership ("mRNA"), mRNA Partners L.P. ("mRNA Partners"), a Delaware limited partnership, Jeffrey T. Barnes, an individual ("Mr. Barnes"), Jonathan
J. Fleming, an individual ("Mr. Fleming"), Alan G. Walton, an individual ("Mr. Walton"), and Michael J. Brennan, an individual ("Mr. Brennan") (collectively, the "Reporting Persons").

         OBP Partners' principal business is investing venture capital in the biotechnology and healthcare fields. The principal office for OBP Partners is located at 31 St. James Ave., Ste. 905, Boston, MA 02116.

         OBP Management's principal business is managing investment of venture capital in the biotechnology and healthcare fields. OBP Management is the general partner of OBP Partners. The principal office for OBP Management is located at 31 St. James Ave., Ste. 905, Boston, MA 02116.

         OBP Partners-Bermuda's principal business is investing venture capital in the biotechnology and healthcare fields. The principal office for OBP Partners-Bermuda is located at 31 St. James Ave., Ste. 905, Boston, MA 02116.

         OBP Bermuda Management's principal business is managing investment of venture capital in the biotechnology and healthcare fields. OBP Bermuda Management is the general partner of OBP Partners-Bermuda. The principal office for OBP Bermuda Management is located at 31 St. James Ave., Ste. 905, Boston, MA 02116.

         mRNA's  principal   business  is  investing   venture  capital  in  the
biotechnology and healthcare fields. The principal office for mRNA is located at 31 St. James Ave., Ste. 905, Boston, MA 02116.

         mRNA Partners' principal business is managing investment of venture capital in the biotechnology and healthcare fields. mRNA Partners is the general partner of mRNA. The principal office for mRNA Partners is located at 31 St. James Ave., Ste. 905, Boston, MA 02116.

                                  Schedule 13D
CUSIP No. 226901106                                                    13 of 19



         Mr. Barnes is a citizen of the United States of America whose occupation is as a venture capitalist with Oxford Bioscience Partners. Mr. Barnes is a general partner in OBP Management and OBP Bermuda Management. Mr. Barnes' business address is Oxford Bioscience Partners, 31 St. James Ave., Ste. 905, Boston, MA 02116.

         Mr. Fleming is a citizen of the United States of America whose occupation is as a venture capitalist with Oxford Bioscience Partners. Mr. Fleming is a general partner in OBP Management, OBP Bermuda Management, and mRNA Partners. Mr. Fleming's business address is Oxford Bioscience Partners, 31 St. James Ave., Ste. 905, Boston, MA 02116.

         Mr. Walton is a citizen of the United States of America whose occupation is as a venture capitalist with Oxford Bioscience Partners. Mr. Walton is a general partner in OBP Management, OBP Bermuda Management, and mRNA Partners. Mr. Walton's business address is Oxford Bioscience Partners, 315 Post Road West, Westport, CT, 06880-5200.

         Mr. Brennan is a citizen of the United States of America whose occupation is as a venture capitalist with Oxford Bioscience Partners. Mr. Brennan is a general partner in OBP Management and OBP Bermuda Management. Mr. Brennan's business address is Oxford Bioscience Partners, 31 St. James Ave., Ste. 905, Boston, MA 02116.

         None of the above-referenced parties have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         None of the above-referenced parties have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement relates to the acquisition by the following entities of Common Stock in the following amounts for the following prices per share in a private placement which occurred on October 17, 2000 pursuant to that certain purchase agreement filed herewith as Exhibit B:


      Purchaser                    Number of Shares             Price per Share

      -------------------------------------------------------------------------
      OBP Partners                  1,547,529                        $ 2.25
      OBP Partners-Bermuda            220,555                        $ 2.25
      mRNA                             18,189                        $ 2.25


         The above-referenced Common Stock was purchased using the working capital of each of the respective purchasers.

                                  Schedule 13D
CUSIP No. 226901106                                                    14 of 19


Item 4. Purpose of Transaction.

         The transaction  requiring the filing of this statement is described in
Item 3 above. The transactions were entered into principally for investment purposes. In connection with the transaction, the board of directors of Criticare was expanded by one seat and Mr. Barnes was elected to fill the vacant seat on such board of directors.

         Each of OBP Partners, OBP Partners-Bermuda, and mRNA (collectively, the "Funds" or any individual a "Fund") may make purchases of Common Stock, in the open market or in private transactions, depending on their analysis of Criticare's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to the Funds, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. Each of the Funds intends to closely monitor its investment and may from time to time take advantage of opportunities presented to it. Each Fund may in the future also formulate plans or proposals regarding Criticare, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon each Fund's continuing review of its investments and various other factors, including those mentioned above, any Fund may (subject to any applicable securities laws) decide to sell all or any part of the shares, although none of the Funds has current plans to do so.

         Except as set forth in this Item 4, none of the Funds has any plans or proposals which would relate to or result in:

         (a)  The  acquisition  by  any  person  of  additional   securities  of
Criticare, or the disposition of securities of Criticare;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Criticare or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Criticare or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Criticare including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Criticare;

         (f) Any other material change in Criticare's business or corporate structure;

         (g) Changes in Criticare's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Criticare by any person;

         (h) Causing a class of securities of Criticare to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                                  Schedule 13D
CUSIP No. 226901106                                                    15 of 19


         (i) A class of equity securities of Criticare becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) OBP Partners currently owns, and OBP Management beneficially owns, as general partner of OBP Partners, and Mr. Barnes, Mr. Walton, Mr. Brennan and Mr. Fleming beneficially own, each as general partners of OBP Management, 1,547,529 shares of Common Stock which represents 14.4% of the Common Stock.

         OBP Partners-Bermuda currently owns, and OBP Bermuda Management beneficially owns, as general partner of OBP Partners-Bermuda, and Mr. Barnes, Mr. Walton, Mr. Brennan and Mr. Fleming beneficially own, each as general partners of OBP Bermuda Management, 220,555 shares of Common Stock which represents 2.1% of the Common Stock.

         mRNA currently owns, and mRNA Partners beneficially owns, as general partner of mRNA, and Mr. Fleming and Mr. Walton beneficially own, each as general partners of mRNA Partners, 18,189 shares of Common Stock which represents 0.2% of the Common Stock.

         The Funds collectively hold 1,786,273 shares of Common Stock which represents 16.6% of the Common Stock.

         Mr. Barnes beneficially owns 1,769,084 shares of Common Stock which represents 16.4% of the Common Stock.

         Mr. Brennan beneficially owns 1,768,084 shares of Common Stock which represents 16.4% of the Common Stock.

         Mr. Fleming beneficially owns 1,786,273 shares of Common Stock which represents 16.6% of the Common Stock.

         Mr. Walton beneficially owns 1,786,273 shares of Common Stock which represents 16.6% of the Common Stock.

         The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, however neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a "group" exists.

                                  Schedule 13D
CUSIP No. 226901106                                                    16 of 19

         (b)

                                  Voting Power              Dispositive Power
 Person                       Sole           Shared         Sole       Shared
 ------                       ----           ------         ----       ------
OBP Partners                    0          1,547,529          0      1,547,529
OBP Management                  0          1,547,529          0      1,547,529
OBP Partners-Bermuda            0            220,555          0        220,555
OBP Bermuda Management          0            220,555          0        220,555
mRNA                            0             18,189          0         18,189
mRNA Partners                   0             18,189          0         18,189
Mr. Barnes                  1,000          1,768,084      1,000      1,768,084
Mr. Fleming                     0          1,786,273          0      1,786,273
Mr. Walton                      0          1,786,273          0      1,786,273
Mr. Brennan                     0          1,768,084          0      1,768,084


         (c) Other than as may be described in Item 3, no transactions in Common Stock have been effected during the past sixty days by any of the parties named in subsection (a) above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

         (e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
                with Respect to Securities of the Issuer.

         OBP Management is the general partner of OBP Partners pursuant to a limited partnership agreement which authorizes OBP Management, among other things, to invest the funds of OBP Partners in the Common Stock and to vote and dispose of the Common Stock. Pursuant to such limited partnership agreement, OBP Management is entitled to allocations based on assets under management and realized and unrealized gains thereon. Each of Mr. Barnes, Mr. Fleming, Mr. Walton, and Mr. Brennan are general partners of OBP Management pursuant to a limited partnership agreement which authorizes such persons to, among other things, direct OBP Management to invest the funds of OBP Partners in the Common Stock and

                                  Schedule 13D
CUSIP No. 226901106                                                    17 of 19


to vote and dispose of the Common Stock. Pursuant to such limited partnership agreement, such persons are entitled to allocations based on assets under management and realized and unrealized gains thereon.

         OBP Bermuda Management is the general partner of OBP Partners-Bermuda pursuant to a limited partnership agreement which authorizes OBP Bermuda Management, among other things, to invest the funds of OBP Partners-Bermuda in the Common Stock and to vote and dispose of the Common Stock. Pursuant to such limited partnership agreement, OBP Bermuda Management is entitled to allocations based on assets under management and realized and unrealized gains thereon. Each of Mr. Barnes, Mr. Fleming, Mr. Walton, and Mr. Brennan are general partners of OBP Bermuda Management pursuant to a limited partnership agreement which authorizes such persons to, among other things, direct OBP Bermuda Management to invest the funds of OBP Partners-Bermuda in the Common Stock and to vote and dispose of the Common Stock. Pursuant to such limited partnership agreement, such persons are entitled to allocations based on assets under management and realized and unrealized gains thereon.

         mRNA Partners is the general partner of mRNA pursuant to a limited partnership agreement which authorizes mRNA Partners, among other things, to invest the funds of mRNA in the Common Stock and to vote and dispose of the Common Stock. Pursuant to such limited partnership agreement, mRNA Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Each of Mr. Fleming and Mr. Walton are general partners of mRNA Partners pursuant to a limited partnership agreement which authorizes such persons to, among other things, direct mRNA Partners to invest the funds of mRNA in the Common Stock and to vote and dispose of the Common Stock. Pursuant to such limited partnership agreement, such persons are entitled to allocations based on assets under management and realized and unrealized gains thereon.

Item 7.  Material to be Filed as Exhibits.

         The following document is filed as an exhibit to this statement:

         Exhibit 99.A -  Agreement Regarding Joint Filing

         Exhibit 99.B -  Purchase Agreement dated as of October 17, 2000, by and between Criticare Systems, Inc. and the Purchasers (as defined therein).


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                                  Schedule 13D
CUSIP No. 226901106                                                    18 of 19



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

October 26, 2000




                                    OXFORD BIOSCIENCE PARTNERS III LP
                                    By:  OBP Management III LP


                                    By:  /s/ Jeffrey T. Barnes
                                         Jeffrey T. Barnes, its General Partner


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                                  Schedule 13D
CUSIP No. 226901106                                                    19 of 19



                                  EXHIBIT INDEX



                       99.A         Joint Filing Agreement

                       99.B         Criticare Systems Purchase Agreement